Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 August 3, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

                 Re: Guggenheim Defined Portfolios, Series 935
       Zacks International Income Advantage Strategy Portfolio, Series 3
                              File No. 333-182366
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Dear Mr. Bartz:

     This letter is in response to the comments that you raised in during our telephone conversation regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 935, filed on June 27, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Zacks International Income Advantage Strategy Portfolio, Series 3 (the "Trust"). This letter serves to respond to your comments.

Security  Selection
-------------------

     1. The first bullet of the first sentence includes the phrase "primary security listing." Please define "primary security listing" and provide the source for this information. Please make this revisions throughout the Security Selection section.

     Response: The disclosure has been revised to state: "American Depository Receipts ("ADRs"), as of Security Selection Date, of companies whose underlying foreign local shares trading on the company's principal foreign exchange, as provided by The Bank of New York Mellon, are in one of the following countries defined as an Emerging Market by Morgan Stanley Capital International ..."

     2. Commodities/Natural Resources Segment - The second sentence of the fifth criteria states that "the maximum aggregate weight of any U.S. domiciled companies ...." Please defined "domiciled" and provide the source for this information.

     Response: The disclosure has been revised to state: "the maximum aggregate weight of a stock of a company headquartered in the U.S., according to their registration statements filed with the Securities and Exchange Commission, selected ...."

     3. Please explain what happens in the security selection process if a security has a pending merger, acquisition or bankruptcy.

     Response: The following disclosure has been added: "In the event that a security that has a pending cash or stock merger and acquisition or bankruptcy which will lead to delisting the security is chosen, that security will be removed and the next security in the list will be selected for inclusion in the portfolio. Such events will be determined by reviewing the announced merger and acquisition data from Bloomberg and if the announced date falls before the Security Selection Date, an announcement of an agreement to be acquired in whole for cash or stock from an acquiring company or bankruptcy filing will cause removal."

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                          By /s/ Morrison Warren
                                                             -------------------
                                                                 Morrison Warren